Exhibit (a)(18)
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.		SUPERIOR COURT DEPARTMENT BUSINESS LITIGATION SESSION
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IN RE GENZYME COPRORATION	)
SHAREHOLDER LITIGATION	)	Lead Case No. 10-03777-BLS1
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This Document Relates To:	)
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ALL ACTIONS	)
CONSOLIDATED CLASS ACTION COMPLAINT
     Plaintiffs Louisiana Municipal Police Employees’ Retirement System (“LAMPERS”), Chester County Employees Retirement Fund (“Chester County”), Alan R. Kahn (“Kahn”) and David Shade (“Shade”) (collectively, “Plaintiffs”), on behalf of themselves and all other similarly situated public shareholders of Genzyme Corporation (“Genzyme” or the “Company”) common stock, other than the defendants and their affiliates (the “Class”), bring the this Consolidated Class Action complaint (the “Complaint”) against the Company and the individual members of the Genzyme Board of Directors (the “Board” or the “Director Defendants,” and together with Genzyme, the “Defendants”). The allegations of the Complaint are based on the personal knowledge of Plaintiffs as to themselves and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters.
SUMMARY OF ACTION
     1. This action arises from Defendants’ steadfast refusal to engage in negotiations with Sanofi-Aventis SA (“Sanofi”) about a possible acquisition of Genzyme. In addition, Defendants have failed to provide Genyzme’s public shareholders with critical information and/or have issued misleading statements concerning the value of Genzyme’s common stock in a deliberate attempt to thwart Sanofi’s proposed tender offer (the “Tender Offer”) and prevent shareholders from making an informed decision as to whether to tender their shares. The Defendants’ actions are unreasonable, motivated purely by their own selfish interest in preserving their positions on the Board and constitute a breach of their fiduciary duties under Massachusetts law.
     2. In early July of this year, Genzyme shareholders were finally presented with an opportunity to capitalize (or for some, stem their losses) on their Genzyme investment when Sanofi, France’s largest pharmaceutical company, approached Genzyme President and Chief Executive Officer Henri A. Termeer (“Termeer”) about possibly acquiring the Company at a price per share between $67 and $70.
     3. The proposal was viewed favorably by analysts, as investors had witnessed a substantial decline in the value of their investment in Genzyme throughout 2009 due to significant manufacturing problems and product contamination, which had forced Genzyme to temporarily halt production of its two leading drugs and led to the imposition of a $175 million fine by the Food and Drug Administration (“FDA”). As a result, the Company experienced product shortages in its most profitable lines; its sales dropped precipitously and shares of the Company’s stock fell dramatically. By June 2010, just prior to Sanofi’s acquisition proposal, Genzyme’s price per share declined to $47.16, roughly 43% off its 2008 high of $83.25 per share.
     4. Nevertheless, rather than engaging in any negotiations or, at a minimum, exploring whether an acquisition by Sanofi might be advantageous to the Company, its shareholders and other constituencies, Defendants simply rebuffed Sanofi, stating that the Company was not for sale.
     5. Further attempts by Sanofi to engage Defendants proved fruitless. Thus, on August 29, 2010, Sanofi submitted to Genzyme an unsolicited proposal to acquire the Company for $69 per share. Sanofi disclosed its all-cash $69 per share offer in a press release. Defendants again rejected this proposal without any counterproposal or offer to negotiate.
     6. Thereafter, on October 4, 2010, Sanofi launched a tender offer (the “Tender Offer”), seeking to acquire all outstanding shares of common stock of Genzyme for $69 per share in cash. The transaction is valued at approximately $18.5 billion. Despite its initiation of a hostile takeover, Sanofi has indicated that it not only remains willing, but would prefer to engage in negotiations with Genzyme to reach an agreed-to transaction to acquire the Company. In an October 4, 2010 letter sent to the Board, Sanofi Chief Executive Officer Christopher A. Viehbacher (“Viehbacher”) stated, “Sanofi-Aventis is committed to a transaction with Genzyme. ... Our strong preference has been and continues to be to work together constructively with the Genzyme Board to reach a mutually agreeable transaction... .”
     7. Moreover, Defendants recognize and acknowledge that Sanofi’s proposal to acquire Genzyme for $69 per share is merely an opening bid, which Defendants could improve through negotiations. In their filings with the Securities and Exchange Commission (“SEC”) advising shareholders not to tender their shares, Defendants claim that Sanofi’s CEO proposed a price range of $69 to $80 per share for a potential acquisition. See Genzyme Solicitation/Recommendation Statement (Schedule 14D-9), filed on October 7, 2010 (“Schedule 14D-9”), p.27. Yet, while enticing shareholders to withhold their shares based on this disclosure, Defendants persist in their refusal to enter into even the most preliminary discussions with Sanofi.
     8. Tellingly, no other bidders for the Company have emerged since the market first learned of Sanofi’s interest in Genzyme on July 2, 2010.

     9. Defendants’ “just say no” campaign is unreasonable and is not based on a good faith belief that negotiations with Sanofi are not in the best interests of the Company, its shareholders or other constituencies. Contrary to Defendants’ assertions that Sanofi’s offer substantially undervalues the Company, Sanofi’s proposed $69 per share opening bid represents a 27% premium to Genzyme’s shareholders compared with Genzyme’s $54.17 closing price on July 22, 2010, the day before reports of Sanofi’s interest was first reported in the press. However, Defendants stand to profit greatly if they can preserve their positions on the Genzyme Board and extend their tenure for as long as possible. In particular, as reported in The Wall Street Journal, Termeer would lose nearly $9 million in future earnings and stock options if the Company were acquired at $69 per share. See In M&A, Shareholders’ Win May Be CEO’s Loss, The Wall Street Journal, October 14, 2010. The Wall Street Journal estimates that Sanofi would have to offer a minimum of $71 per share in order for Termeer to break even. Id. Thus, Defendants are holding out to protect their own interests at the expense of shareholders, and they risk losing a potentially lucrative buyout opportunity, leaving Genzyme with no bidder and a declining share price.
     10. Under these circumstances, Defendants have breached their fiduciary duties and deprived Genzyme’s shareholders of compelling and substantial value in the form of a fully-financed, all-cash offer at a premium of approximately 27% over the Company’s unaffected stock price of $54.17 per share. Further, Defendants have unreasonably deprived Genzyme’s shareholders of the ability to make a fully informed decision in connection with Sanofi’s Tender Offer both by withholding material information and by misleading investors with mixed messages regarding Sanofi’s proposals and the Company’s value and strategic goals. Defendants’ actions are designed to benefit the Director Defendants (who stand to lose their lucrative positions at Genzyme if Sanofi’s offer were to succeed) at the expense of Genzyme’s shareholders, who are unable to maximize the value of their shares or to tender their shares in a fully informed manner.
JURISDICTION AND VENUE
     11. This Court has jurisdiction over each of the defendant pursuant to Massachusetts law they transact business in reside in or are citizens of the Commonwealth of Massachusetts.
     12. Venue is proper in the Business Litigation Session (“BLS”) pursuant to Superior Court Administrative Directive No. 09-1, because the claims: relate to the governance of an entity (a.1); relate to liability of directors (a.3); involve a potential merger (c.1); and involve breaches of fiduciary duties (e.1).
THE PARTIES
     13. Plaintiff LAMPERS is a retirement system created for the purpose of providing retirement allowances and other benefits for full-time municipal police officers and employees in the state of Louisiana, secretaries to chiefs of police and employees of the retirement system. LAMPERS is a shareholder of Genzyme, has been a shareholder of Genzyme throughout the class period alleged in this Complaint and will continue to be a shareholder of Genzyme through the conclusion of this litigation.
     14. Plaintiff Chester County is a shareholder of Genzyme, has been a shareholder of Genzyme throughout the class period alleged in this Complaint and will continue to be a shareholder of Genzyme through the conclusion of this litigation.
     15. Plaintiff Kahn is a shareholder of Genzyme, has been a shareholder of Genzyme throughout the class period alleged in this Complaint and will continue to be a shareholder of Genzyme through the conclusion of this litigation.

     16. Plaintiff Shade is a shareholder of Genzyme, has been a shareholder of Genzyme throughout the class period alleged in this Complaint and will continue to be a shareholder of Genzyme through the conclusion of this litigation.
     17. Defendant Genzyme is a biotechnology company, headquartered and incorporated in Massachusetts, that is focused on researching and developing treatments and therapies for rare, inherited disorders, kidney disease, orthopedics, cancer, transplant and immune disease, and diagnostic testing.
     18. Defendant Henri A. Termeer (“Termeer”) has been President of Genzyme since 1983, the Company’s CEO since 1985 and the Chairman of the Board since 1988. Termeer is a member of the Risk Oversight Committee and the Strategic Planning and Capital Allocation Committee (the “Planning Committee”). Termeer owns approximately 1.5% of Genzyme stock. Termeer’s overall cash compensation for 2009 was $3,779,960.
     19. Defendant Douglas A. Berthiaume (“Berthiaume”) is a Genzyme Director and has been since 1988. Berthiaume is a member of the Compensation Committee and the Nominating and Corporate Governance Committee (the “Governance Committee”). Berthiaume was compensated a total of $444,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     20. Defendant Robert J. Bertolini (“Bertolini”) is a Genzyme Director and has been since 2009. Bertolini is the Chair of the Audit Committee and a member of the Planning Committee. Bertolini was compensated a total of $264,835 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     21. Defendant Gail K. Boudreaux (“Boudreaux”) is a Genzyme Director and has been since 2004. Boudreaux is the Chair of the Risk Oversight Committee and a member of the Audit

Committee. Boudreaux was compensated a total of $417,442 in fees, stock awards and option awards for the year ending December 31, 2009 for her services as a Director.
     22. Defendant Steven J. Burakoff (“Burakoff’) is a Genzyme Director and has been since June 2010. Burakoff is a member of the Compensation and the Risk Oversight Committees. As a Director, Burakoff will receive as compensation: an annual retainer of $40,000, paid quarterly; $2,500 for each Board meeting attended; $1,500 for each committee meeting he attends; and for each year, or partial year that he serves, equity awards in the form of stock options to purchase 7,125 shares of stock and restricted stock units (“RSU”) for 2,375 shares of stock, each of which will vest at the 2011 annual meeting. Burakoff was appointed to the Board as part of a proxy contest settlement with Carl C. Icahn (“Icahn”), who purportedly holds approximately 4.9% of the Company’s outstanding common stock.
     23. Defendant Robert J. Carpenter (“Carpenter”) is a Genzyme Director and has been since 1994. Carpenter serves as Genzyme’s independent lead director and is a member of the Compensation and Planning Committees. Carpenter was compensated a total of $415,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     24. Defendant Charles L. Cooney (“Cooney”) is a Genzyme Director and has been since 1983. Cooney is the Chair of the Compensation Committee and a member of the Governance Committee. Cooney was compensated a total of $424,442 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     25. Defendant Victor J. Dzau (“Dzau”) is a Genzyme Director and has been since 2000. Dzau is a member of the Compensation and Risk Oversight Committees. Dzau was

compensated a total of $412,942 in fees, stock awards and option awards for the year ending December 31,2009 for his services as a Director.
     26. Defendant Eric J. Ende (“Ende”) is a Genzyme Director and has been since June 2010. Ende is a member of the Audit and Risk Oversight Committees. As a Director, Ende will receive as compensation: an annual retainer of $40,000, paid quarterly; $2,500 for each Board meeting attended; $1,500 for each committee meeting he attends; and for each year, or partial year that he serves, equity awards in the form of stock options to purchase 7,125 shares of stock and RSUs for 2,375 shares of stock, each of which will vest at the 2011 annual meeting. Ende was appointed to the Board as part of a proxy contest settlement with Icahn.
     27. Defendant Ralph V. Whitworth (“Whitworth”) is a Genzyme Director and been since April 2010. Whitworth is the Chair of the Planning Committee and a member of the Compensation and Governance Commitees. Whitworth is the founder, principal and investment committee member of Relational Investors LLC (“Relational”), an investment fund specializing in strategic block investments. According to the Company’s 2010 Proxy filed with the SEC, Whitworth, through Relational and its affiliates, holds approximately 4% of the Company’s outstanding common stock.
     28. Defendant Dennis M. Fenton (“Fenton”) is a Genzyme Director and has been since June 2010. Fenton is a member of the Audit Committee and the Risk Oversight Committee. As a Director, Fenton will receive as compensation: an annual retainer of $40,000, paid quarterly; $2,500 for each Board meeting attended; $1,500 for each committee meeting he attends; and for each year, or partial year that he serves, equity awards in the form of stock options to purchase 7,125 shares of stock and RSUs for 2,375 shares of stock, each of which will vest at the 2011 annual meeting. Defendant Fenton was appointed to the Board as direct result of the compromise the Company reached with defendant Whitworth in January 2010.
     29. Defendant Connie Mack III (“Mack”) is a Genzyme Director and has been since 2001. Mack is the Chair of the Governance Committee and a member of the Audit Committee. Mack was compensated a total of $421,942 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     30. Defendant Richard F. Syron (“Syron”) is a Genzyme Director and has been since 2006. Syron is a member of the Audit and Governance Committees. Syron was compensated a total of $417,442 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     31. Defendants Termeer, Berthiaume, Bertolini, Boudreaux, Burakoff, Carpenter, Cooney, Dzau, Ende, Whitworth, Fenton, Mack and Syron constitute the entirety of the Company’s Board and are hereinafter referred to collectively as the “Board” or the “Director Defendants.”
     32. By virtue of their positions as Directors and/or officers of Genzyme and/or their exercise of control and ownership over the business and corporate affairs of the Company, the Director Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause the Company to engage in the practices complained of herein.
     33. Each Director Defendant herein is sued individually and in his/her capacity as a Director of Genzyme. The liability of each of the Defendants arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE DIRECTOR DEFENDANTS’ FIDUCIARY DUTIES
     34. Pursuant to the M.G.L. 156D §8.30, a director is required to discharge his duties as a director: (1) in good faith; (2) with the care that a person in a like position would reasonably believe appropriate under similar circumstances; and (3) in a manner the director reasonably believes to be in the best interests of the corporation.
     35. Each Director Defendant owed and owes the Genzyme shareholders fiduciary obligations of due care, good faith, and loyalty and were and are required to: (1) use their ability to control and manage Genzyme in a fair, just, and equitable manner; (2) act in furtherance of the best interests of the Genzyme shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control to the extent consistent with governing statutes; (4) govern Genzyme in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of the Company’s public shareholders.
     36. The Board owed and owes the Genzyme shareholders fiduciary duties of disclosure, and were and are required to disclose all material information and ensure that there are no materially misleading disclosures made in any public filings related to the Tender Offer.
     37. The Director Defendants, separately and together, as they continue to refuse to negotiate with Sanofi, are knowingly or recklessly violating their fiduciary duties of good faith, care, loyalty and disclosure owed to the Class.

FACTUAL BACKGROUND
A. Genzyme’s Mismanagement Has Come At Shareholders’ Expense
     38. Genzyme is a leading biotechnology company that specializes in making complex therapies for rare illnesses that are difficult for generic drug manufacturers to copy. Since its founding in 1981, the Company has grown dramatically with more than 12,000 employees and 85 locations in over 40 countries and products available in nearly 100 countries. Concomitantly with this growth, the Company experienced an increase in its stock price, which rose to a high of $83.25 per share in August of 2008.
     39. In the Fall of 2008, shortly after reaching this high point, the Company began to falter. First, in September 2008, during an inspection of Genyzme’s facility in Allston, Massachusetts, the Food and Drug Administration (“FDA”) documented multiple, significant deviations from current good manufacturing practice (“CGMP”) in the manufacture of several key Genzyme products. Then, in February 2009, when Genyzme failed to adequately address the FDA’s concerns, the FDA issued a warning letter advising Defendant Termeer that “[i]t is your responsibility as management to assure that your establishment is in compliance with ... all applicable federal laws and regulations, and the standards in your license.” See FDA Warning Letter, February 27, 2009. The FDA also warned that “[f]ailure to promptly correct these deviations may result in further regulatory action without further notice. Such actions may include license suspension and/or revocation, seizure or injunction.” Id.
     40. By June 2009, the Company could no longer ignore the manufacturing and regulatory issues, and Genzyme’s Allston, Massachusetts plant was forced to shut down completely after a virus was discovered in one of the bioreactors. The shutdown caused massive production shortages of Genzyme’s two best selling drugs, Cerezyme and Fabrazyme. Together, these two drugs generated over $1 billion in sales for Genzyme annually.
     41. As a result of the June 2009 contamination of the Allston plant, the FDA hit Genzyme with a whopping $175 million fine, stating that the Company had violated stringent manufacturing rules and compromised patients’ safety and finding that the plant suffered from 49 instances of manufacturing deficiencies. The Company was forced to sign a consent decree to correct the manufacturing and product quality violations.
     42. Pursuant to the consent decree, Genzyme will now have to retain a third party consultant to assist in submitting a remediation plan to the FDA and to oversee the implementation of the plan. The decree contemplates a remediation plan that will take two to three years to complete, with milestones staggered throughout this period. For each milestone Genzyme misses, the FDA can require Genzyme to pay $15,000 per day per affected drug until the remediation milestone has been satisfied. Genzyme also may face an additional $130 million in fines if certain operations are not relocated from the Allston, Massachusetts facility.
     43. The Company has already had to extend the remediation timeline envisioned in the FDA consent decree. While the initial timeline for complete remediation agreed to by the FDA and Genzyme was two to three years, the Company now states that the manufacturing issues will take three to four years to correct.
     44. Contrary to Defendants’ statements to investors, the outlook for the Company remains grim. Manufacturing and product quality issues have continued to plague the Company throughout 2010. In July 2010, Genzyme was forced to discard large amounts of Cerezyme and Fabrazyme because of a disrupted water supply at a Boston factory. This caused the Company to take a $21.9 million write-off in its second quarter 2010 results. Thereafter, on August 9, 2010, the Company stated in a regulatory filing that it was taking another second quarter write-off of $6.5 million for medicines that had failed to meet quality standards, resulting in a loss for the period.
     45. In a further setback, patients, frustrated with drug shortages, have begun to challenge Genzyme’s exclusive licenses to certain drugs. According to Bloomberg, a group of patients with Fabry disease have asked the Department of Health and Human Services (“HHS”) to break Genzyme’s exclusive license to the patent for Fabrazyme. The petition was submitted on August 2, 2010 and asks that the Fabrazyme patents be opened up so that “responsible entities” can use the technology to make and sell the drug, which has been rationed since the June 2009 Allston plant contamination. See Bloomberg, Medicines, Fresenius, Genzyme, Boeing, Google, Puma: Intellectual Property, August 5, 2010. The patient group’s representative, C. Allen Black Jr., has said, “[i]f we are able to interest manufacturers, we can end or lessen the shortage,” and in the event that the Company runs into trouble again “there is still a drug source for patients.” See id.
     46. Despite the Defendants’ attempts to fix the Company’s manufacturing problems and resume full shipment of the affected drugs, the Company’s stock price has never again reached its 2008 peak. Indeed, more than a year after the contamination and forced shutdown of the Allston, Massachusetts facility, supplies of Cerezyme and Fabrazyme remain heavily depleted and insufficient to meet patient demand. On September 15, 2010, Genzyme announced that it would not be able to stop rationing Fabrazyme until mid-2011 — almost two years after the shortage began. See Genzyme To End Fabrazyme Rationing By Mid-2011, The Wall Street Journal Online, September 15, 2010.
     47. These quality control and regulatory issues and drug shortages have resulted in hundreds of millions of dollars in lost sales, prompting Genzyme to forecast a drop in its annual revenue, estimating 2010 annual revenue to be $4.4 billion, down from $4.5 billion in 2009. Genzyme’s share price also has suffered. As late as July 1, 2010, just one day before reports began to circulate of a potential Sanofi bid, Genzyme’s stock closed at $49.86. On July 22, 2010, the day before reports of Sanofi’s informal acquisition approach regarding the possible purchase of the Company was announced, Genzyme’s market value was $14.5 billion and its stock closed at only $54.17 per share.
B. The Director Defendants’ Efforts to Remain Entrenched
     48. Not surprisingly, in response to this most recent mismanagement disaster, many analysts and stockholders have called for the resignation of Termeer, who has overseen numerous regulatory failures at Genzyme dating back to 1996. See, e.g., Bring Me the Head of Genzyme CEO Henri Termeer, CBS Interactive Business Network, November 12, 2009.
     49. Specifically, prior to Genzyme’s annual meeting this year, Genzyme’s largest shareholders, Icahn and Whitworth, started making public statements about Termeer’s inability to manage the Company, suggesting that he should be replaced in the June 2010 election. Consistent with these statements, both Whitworth and Icahn began to accumulate Genzyme stock and make public statements suggesting that they were taking steps toward a proxy fight to remove Termeer and other members of the Board.
     50. Motivated purely by self-preservation, Termeer initially negotiated a deal with Whitworth in January 2010, as modified in April 2010, which provided that Whitworth and Whitworth’s nominee, Fenton, would be given seats on an expanded, 11-member Genzyme Board in exchange for, among other things, Whitworth agreeing that Relational would vote its shares in favor of Genzyme’s existing slate of directors and preventing Relational from obtaining additional shares, encouraging the solicitation of proxies, and/or working with any third party to try to control or influence the Board. Whitworth, through Relational and its affiliates, currently owns roughly 4% of Genzyme stock. Thus, Termeer eliminated any threat Whitworth posed to him or the Board.
     51. Then, in February 2010, Icahn sent a letter to the Genzyme Board stating his intention to nominate four directors at the next shareholders’ meeting. Through the Spring of 2010, Termeer and Icahn engaged in a public battle in which Icahn made clear his belief that Termeer and other longstanding Board members had severely damaged the Company through their improper supervision of the Company’s manufacturing facilities, among other things, and that the Company was performing significantly worse than its peers.
     52. This public fight culminated in several SEC filings, including a scathing presentation entitled “Genzyme: Time to Change the Old Guard,” which was annexed to a Definitive Statement (Form 14A), filed on May 26, 2010 (the “Proxy Statement”). The presentation detailed how Termeer and the Genzyme Board had engaged in “extreme mismanagement,” noting that, inter alia, (1) the Company had suffered severe manufacturing problems, of which the Board had notice but apparently ignored; (2) the Company’s relationship with the FDA had been disrupted, and now needed to be normalized; and (3) the Company needed to get its plants back up and running in order to return to profitability.
     53. The Proxy Statement further noted that Genzyme’s stock had consistently underperformed its peers for over five years, that management had overpromised but underperformed, that its efforts at fixing the Company’s issues remain unresolved, and that due to management’s failure to properly oversee the Company, Genzyme had suffered a “manufacturing disaster of epic proportion.”

     54. Icahn urged shareholders to “allow [the] Icahn slate to help fix this ‘broken’ company” by increasing monitoring, selling off non-core portions of the Company, permanently resolving the manufacturing issues, and repairing the Company’s tarnished image. Icahn urged shareholders to change the “corporate culture from the top,” including removing the several long standing Board members, many of whom had been on the board for over 20 years.
     55. Once again, Termeer determined to extinguish this threat and further entrench himself and the rest of the Board. Termeer reached out to Icahn and offered Icahn two seats on an expanded, 13-member Board in exchange for Icahn’s agreeing to vote his shares in favor of Termeer and his slate of directors at the upcoming shareholders’ meeting. Icahn accepted the offer. After reaching deals with both Whitworth and Icahn, who now collectively own approximately 9% of the Company’s stock, Termeer and the Board easily won re-election at the shareholders’ meeting this past June.
     56. Termeer has demonstrated that he is willing to go to great lengths to preserve his position and protect his Board members. This tenacity is due, at least in part, to the fact that Termeer stands to gain millions of dollars in future salary and options if he can remain at the helm of Genzyme for as long as possible. As set forth in detail herein, this has undoubtedly influenced Defendants’ handling of both Sanofi’s initial proposal and their response to the Tender Offer.

C. The Genzyme Board Refuses To Negotiate With Sanofi
     57. Sanofi is France’s largest drugmaker and fourth biggest company by market value. Based in Paris, France, Sanofi is a leading global pharmaceutical company operating in over 100 countries to advance healthcare around the world.
     58. Between February and May 2010, Sanofi’s management team considered and reviewed various potential options available to Sanofi, including a potential acquisition of Genzyme. In connection with this review, they carefully analyzed Genzyme’s business and operations based on publicly available information, including Genzyme’s manufacturing issues and the potential proxy battles.
     59. On May 23, 2010, Sanofi CEO Viehbacher spoke with Termeer. During this call, the two discussed Genzyme’s business and operations, as well as the manufacturing issues that Genzyme was facing. Viehbacher explained that Sanofi was interested in meeting to discuss a potential transaction with Genzyme. In addition, according to the Company’s Solicitation/Recommendation Statement (Schedule 14D-9), filed on October 7, 2010 (“Schedule 14D-9”), Viehbacher also expressed to Termeer his “support for the Company during the proxy contest” launched by Icahn to replace the Genzyme Board. At this time, Termeer informed Viehbacher that “the Company could potentially be open to a strategic partnership along the lines of a ‘Roche/Genentech’ arrangement, but was focused on the proxy contest.” See Schedule 14D-9 at p. 17. Termeer suggested that Viehbacher follow up after the Company’s annual meeting.
     60. After Termeer and the incumbent Board secured re-election at the shareholders’ meeting, they were assured that any other shareholder seeking to oust them would have to wait until 2011 to wage a proxy contest.

     61. On June 28, 2010, Viehbacher contacted Termeer to try to schedule a meeting to discuss a potential transaction. Viehbacher explained that he expected Sanofi would need only a short period of focused confirmatory due diligence and that he believed Sanofi would provide substantial benefits to Genzyme’s shareholders and employees, as well as the physicians and patients that Genzyme serves. Viehbacher asked to meet Termeer during a pharmaceutical conference they were both scheduled to attend. Termeer advised Viehbacher that he would get back to him.
     62. Following a meeting of the Board on July 9, 2010, Termeer called Viehbacher on July 10, 2010, and without further information or discussion, stated that the Genzyme Board had no interest in exploring a potential transaction between the parties, and therefore, a meeting would not be productive. As explained in Sanofi’s Schedule TO filed on October 4, 2010, Vierbacher was surprised by Termeer’s response, considering, among other things, that Sanofi “had yet to indicate any terms of a transaction, including, most importantly, the proposed purchase price.”
     63. One week prior to Termeer’s abrupt rejection, news reports had begun to circulate regarding Sanofi’s interest in acquiring a large biopharmaceutical company in the United States. These rumors persisted, and by July 23, 2010, The New York Times reported that Sanofi had approached Genzyme informally in connection with a potential takeover. See Sanofi Said to Have Offered to Make a Bid for Genzyme, The New York Times, July 23, 2010. The article stated, in pertinent part:
Sanofi-Aventis has made an informal takeover approach to Genzyme, a person briefed on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.
Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.
     64. Analysts quickly determined that a Sanofi-Genzyme merger would be strategically advantageous, because, among other things, “Sanofi faces generic competition on the bulk of its best-selling drugs by 2012, at a speed unparalleled among large European pharmaceutical peers.
.... Acquiring Genzyme would give Sanofi a new pipeline of highly profitable treatments for rare diseases.” See Sanofi’s Genzyme Health Warning, The Wall Street Journal, August 3, 2010.
     65. Undeterred by Termeer’s cold reception, on July 29, 2010, Viebacher called Termeer to inform him that Sanofi would be sending the Board a letter outlining the specific terms of Sanofi’s proposal to acquire Genzyme. Viehbacher explained that he felt he had no choice but to go public with Sanofi’s offer given Genzyme’s, and specifically, Termeer’s, unwillingness to engage with Sanofi. Termeer continued to place himself at the center of any potential proposal by requesting that the letter be sent directly to him alone and not to the Board.
     66. Subsequently, Viebacher complied with Termeer’s request and sent Termeer a letter outlining the terms of Sanofi’s proposed acquisition for an all-cash $69.00 per share offer (the “July 29 Letter”). The July 29 Letter provided, in pertinent part:
•	All-cash offer: The purchase price would be paid in cash, offering immediate and certain value for Genzyme’s shareholders. Our offer is not subject to a financing contingency.

•	Substantial Premium: We are prepared to pay $69 for each of the issued and outstanding shares of Genzyme. This is a premium of 38.4% over the share price as of July 1, 2010, the day prior to press speculation regarding Sanofi-Aventis’ potential acquisition plans for a large U.S. biotech company. It also represents a premium of 30.9% over the one month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to Genzyme.

     67. Furthermore, the July 29 Letter made clear that Sanofi’s board of directors stood behind the proposed transaction and that there were many compelling reasons why the proposed transaction would be a strategic fit that would benefit all of Genzyme’s constituents:
Sanofi-Aventis has significant expertise executing and integrating transactions, and a strong track record creating value through transactions by enhancing their performance through leveraging Sanofi-Aventis’ capabilities. Sanofi-Aventis has demonstrated that it is a good corporate partner by enabling its affiliates to maintain their distinctive culture and focus on their core strengths. Sanofi-Aventis is strong financially with a market capitalization of approximately $77 billion, revenue of approximately $38 billion and EBITDA of approximately $16 billion. From Sanofi-Aventis’ perspective, the proposed transaction would provide a new sustainable growth platform.
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We have completed an extensive analysis of Genzyme and have carefully considered the proposed transaction based on publicly available information. We have engaged Evercore Partners and J.P. Morgan as financial advisors and Weil Gotshal as legal counsel. In order to come to an agreement expeditiously, we are prepared to begin our confirmatory due diligence immediately and are confident that we can complete our review within three weeks.
We expect that we and our advisors would negotiate and finalize the terms of a merger agreement relating to the proposed transaction within this same period of time. We have completed a preliminary competition review relating to our two companies with the assistance of our outside antitrust counsel and we believe that the transaction would receive all necessary regulatory approvals and that it could close expeditiously.
* * * *
We believe our offer is compelling to your shareholders and that our capabilities and investment in your business would bring real enhancements to all of your stakeholders. In addition, Sanofi-Aventis is uniquely well positioned to help you address the manufacturing and other challenges faced by Genzyme, and we therefore believe that it is important for you to further explore this transaction.

     68. Also on July 29, 2010, there were reports that Sanofi’s board had authorized its executives to formally offer up to $70 per share or $18.7 billion for Genzyme. See Drug Giants Said to Talk of Merger, The New York Times, August 2, 2010.
     69. On August 11, 2010, Termeer sent Viehbacher a letter summarily rejecting Sanofi’s proposal and declining to even engage Sanofi in any negotiations regarding a potential acquisition of the Company. Stating simply that “this is not the right time to sell the Company,” and “your opportunistic takeover proposal does not begin to recognize the significant progress underway to rectify our manufacturing challenges or the potential for our new product pipeline,” Defendants made no attempt to respond in good faith to Sanofi’s detailed and thoroughly-analyzed proposal.
     70. Indeed, Defendants’ response was bereft of any details explaining the basis for the Company’s conclusory assertions that it was not the “right” time to sell, and that purported “significant progress” was “underway,” which would resolve Genzyme’s manufacturing and regulatory problems and turn the Company around. The letter’s conclusory statements directly contradicted the information contained in Genzyme’s public filings, on which Sanofi had built its offer. Moreover, the letter neither responded to the synergies and strategic value calculations contained in the July 29 Sanofi Letter, nor did it address Sanofi’s request for due diligence.
     71. Nevertheless, on August 12, 2010, Sanofi once again emphasized its preference to work with Genzyme to negotiate terms of a transaction that the Directors Defendant would support. Once again, without explanation, Defendants refused to engage in any discussions with Sanofi or otherwise act in a fully informed manner.
     72. Then, on August 20, 2010, Termeer appeared to relent to Sanofi’s overtures when he agreed to allow the companies’ respective financial advisors to meet. However, the scope of the meeting was so circumscribed that it was essentially meaningless. For instance, Genzyme’s financial advisors were not authorized by Defendants to discuss Sanofi’s proposal in any way. Rather, Genzyme had authorized its advisors to discuss “limited information that Genzyme believed would be significant” to Sanofi’s valuation of Genzyme. Notably, the meeting did not include access to any Genzyme materials or facilities, a glaring omission in light of Genzyme’s manufacturing debacles. As Viehbacher later stated, “the meeting simply served as further confirmation that as throughout [Defendants] remain unwilling to have constructive discussions.” See Sanofi Unveils Genzyme ‘Bear Hug’, The Wall Street Journal, August 29, 2010.
     73. On August 29, 2010, Viehbacher publicly disclosed Sanofi’s bid. In yet another letter to Termeer and the Board, Viehbacher reiterated Sanofi’s $18.5 billion, all-cash offer for Genzyme at $69 per share. Id. The letter also highlighted Sanofi’s frustrations at Termeer’s unwillingness to engage in discussions and Sanofi’s disappointment that its overtures had repeatedly been rejected without any substantive discussions. See id. Sanofi made it clear to Termeer and the Board that Sanofi is “prepared to consider all alternatives to complete this transaction.” Id. Sanofi expressed the hope that the offer would bring the “resistant” Genzyme Board to the table, and that he looked forward to the opportunity to “sit down with the board of directors and have the opportunity to present each other’s views.” Id.
     74. According to Bloomberg, Viehbacher “left the door open to a higher bid.” See Sanofi May Need to Pay $77 a Share for Genzyme, Bloomberg, August 31, 2010. However, Termeer once again refused to even commence negotiations. In his letter of August 30, 2010, Termeer stated:
On August 11, 2010, Genzyme responded to your first letter dated July 29, 2010. In our response, we stated that, “without exception,

each member of the Genzyme board believes this is not the right time to sell the company, because your opportunistic takeover proposal does not begin to recognize the significant progress underway to rectify our manufacturing challenges or the potential for our new-product pipeline.” Our board met last evening in response to your second letter and unanimously confirmed those views.
* * * *
You and your advisors claim you are willing to pay more but that you are unwilling to “bid against yourself.” The Genzyme board is not prepared to engage in merger negotiations with Sanofi based upon an opportunistic proposal with an unrealistic starting price that dramatically undervalues our company.
See Genzyme Confirms Receipt of Unsolicited Proposal, Business Wire, August 30, 2010.
     75. While Viehbacher has stated that his priority is to sit down with Genzyme’s management and “discuss what the options are,” the Defendants have made this impossible. In an interview on August 30, 2010, Viehbacher said, “We’re a little surprised we haven’t had an opportunity to engage” Genzyme executives. “We believe we’ve made a compelling offer. So it’s a logical next step to communicate directly to company shareholders. We think it’s in the best interest of the company to sit down with us and understand where our differences are.” See Drug giant bids $18.5b for Genzyme, Sanofi increases pressure on state’s biggest biotech, The Boston Globe, August 30, 2010.
     76. After rejecting Genzyme’s offer for a second time, the Director Defendants took steps to reduce the attractiveness of Genzyme as a potential target for Sanofi by selling off a division of the Company. Specifically, on September 13, 2010, Laboratory Corporation of America Holdings (“Labcorp”), an independent clinical laboratory company, announced that it agreed to purchase the Company’s Genzyme Genetics unit for approximately $925 million in cash.

D. Defendant Termeer’s Stranglehold on Genzyme
     77. As the Company struggles to overcome its manufacturing and regulatory woes, Termeer continues to focus his and the Board’s energy on one common goal — ensuring that he and the long-standing members of the Board retain control of the Company. As explained supra, at Section B, Termeer has overcome two attempts to wrest control from him, both times defeating potential enemies by expanding the Genzyme Board and extracting promises that enabled him and his fellow Board members to remain at the helm.
     78. Emboldened by these victories, Termeer has turned his attention to the latest “battle” — Sanofi’s proposal. On August 31, 2010, several news reports were released insisting, quite sensationally, that “Genzyme CEO willing to sell but not at $69/share.” See Genzyme CEO Willing To Sell But Not At $69/share, Reuters, August 31, 2010. However, it quickly became clear that this was not the case; rather the Board, with Termeer leading the charge, continues to play a “cat and mouse” game with Sanofi’s serious offer, to the detriment of Genzyme shareholders.
     79. On the one hand, Termeer admits that “there was a ‘high probability’ that a deal would eventually be consummated given the two companies’ strategic needs.” See Genzyme CEO open to sale, not at $69 a share, Reuters, September 1, 2010. On the other hand, instead of coming to the table to negotiate and thereby facilitate Genzyme’s strategic needs and increase shareholder value, Termeer remains coy with Sanofi, offering catch phrases to the media such as, Genzyme is “beachfront property” and “[e]very company is for sale at some price” yet declining to actually name any range that could move the process forward and refusing to engage in negotiations with Sanofi. See Genzyme Chief Says He’ll Sell at ‘Fair Value,’ Not $69-a-Share, Bloomberg Businessweek, August 31, 2010.

     80. Observers have their doubts that Termeer is open to selling, despite Termeer’s public statements and the Company’s “willingness” to seek alternative arrangements. “Henri does not want to sell the company. Henri never would want to sell the company. He’ll fight it tooth and nail to the extent that he can,” says a former Genzyme executive. See Genzyme Boss Henri Termeer Not Ready To Sell to Sanofi, Ride Into the Sunset, Sources Say, Xconomy, September 22, 2010.
     81. Additionally, a former Genzyme unit president, who worked for more than a decade under Termeer, has said, “I’ve known Henri for many years, and he never thought about Genzyme as a company that was built to be sold. He built the company to survive and be a stand-alone biotech organization.” Id.
     82. Indeed, these sources confirm that the shareholders’ interests are not at the forefront of Termeer’s mind. “He has to officially act in the shareholders’ best interest. The trouble is that his view of the shareholders’ best interest is probably not the same as what some of the shareholders think are their best interest.” Id.
     83. Furthermore, it appears that Termeer is insistent on personally deciding the Company’s fate. One prize-winning geneticist and biotech pioneer was quoted as saying “[e]verybody who’s dealt with Genzyme ... knows that the ultimate decision always came to Henri’s desk. ... He is central to the decision making at Genzyme.” See Genzyme Boss Henri Termeer Not Ready To Sell to Sanofi, Ride Into the Sunset, Sources Say, Xcomomy, September 22, 2010.
     84. Termeer also lacks a financial incentive to negotiate with Sanofi. In particular, as reported in The Wall Street Journal, Termeer would lose nearly $9 million in future earnings and stock options if the Company were acquired at $69 per share. See In M&A, Shareholders’

Win May Be CEO’s Loss, The Wall Street Journal, October 14, 2010. The Wall Street Journal estimates that Sanofi would have to offer a minimum of $71 per share in order for Termeer to break even. Id.
     85. Similarly, Whitworth and his designee, Fenton, are not incentivized to negotiate a transaction with Sanofi even at a price per share of $80 because of Relational’s high cost basis in its Genzyme holdings. Relational stands to lose a significant amount of money if the Company is sold in the range of Sanofi’s proposal. Indeed, Whitworth has been portrayed in the media as a “long-term investor” who “bought much of his stock at higher prices and might have less financial incentive to push for a deal with Sanofi.” As Capstone Global Markets merger arbitrage specialist Sachim Shah put it: “Relational is looking at this, they’re saying, we’ve owned this a while, we owned it in the 80s, why would we sell?” See Sanofi’s Genzyme Bid May Need to Reach $80 to Win, Bloomberg Businessweek, August 1, 2010.
     86. No other bidder has come forward since the rumors began that Sanofi was interested in a potential acquisition on July 2, 2010. Indeed, on September 7, 2010, GlaxoSmithKline (“GSK”) said very clearly that it had no intention of stepping in as a rival bidder, despite news reports that it might. See GSK R&D head says no plan to bid for Genzyme-paper, Reuters, September 7, 2010. The head of GSK was quoted as saying “An offer by GlaxoSmithKline for Genzyme does not make sense. It is too expensive.” Id.
     87. Additionally, analysts have repeatedly said that the emergence of a white knight that forces Sanofi to raise its bid is unlikely. Id. Likewise, the Director Defendants’ absolute refusal to negotiate with Sanofi does not encourage white knights to come forward. Defendants have failed to justify why they will not meet with Sanofi or offer limited due diligence.

     88. Still, Defendants continue to waver. On October 8, 2010, news reports were published announcing the Company’s intention to reach out to other companies and evaluate alternatives for its assets. See Genzyme Says Sanofi Proposed $69-$80/share Price Range, Reuters, October 8, 2010. The Company went on to state that although the Board had approved management seeking a “white knight,” it was not putting the Company up for sale. Id. Genzyme said, “These probes do not constitute authorization of a process to sell the company or any of its assets.” Id. More accurately, the Director Defendants are determined to ensure their positions at the expense of a value-maximizing transaction for Genzyme’s shareholders in violation of their fiduciary duties.
E. Sanofi Launches The Tender Offer
     89. Seemingly at an impasse, from August 30 through September 8, 2010, Sanofi and its financial advisors met in person and through teleconferences with Genzyme shareholders to discuss Sanofi’s proposal. During this time, Sanofi held 20 meetings with shareholders representing over 50% of the Company’s capital. See UPDATE: Sanofi Patient In Pursuit As Genzyme Shuns Bid, The Wall Street Journal Online, September 15,2010.
     90. As a result of these meetings, on September 20, 2010, Termeer, Viehbacher, Peter Wirth, Executive Vice President, Legal and Corporate Development of Genzyme (“Wirth”), and Jerome Contamine, Chief Financial Officer of Sanofi, met to discuss Sanofi’s proposal and to provide feedback on Sanofi’s meetings with Genzyme’s shareholders. At this meeting, Termeer remained intractable, unwilling to engage in constructive discussion, refusing to provide any guidance as to what he considered an appropriate value or range of values to acquire Genzyme and refusing once again Sanofi’s request for any due diligence. Indeed, Termeer suggested that

Sanofi withdraw its bid and consider re-initiating contact in 2011. See Sanofi’s Schedule TO, October 4, 2010, p.22.
     91. Following the failed September 20, 2010 meeting, on October 4, 2010, Viehbacher sent Termeer a letter informing him of Sanofi’s intention to commence a tender offer. The letter stated:
We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation ...
Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme’s outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme’s business and operations.
After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme. ...
It remains our strong preference to work together with you to reach a mutually agreeable transaction. However, given your unwillingness to engage in constructive discussions with us, we had no choice but to commence a tender offer.
Sanofi’s Schedule TO, p.28.

     92. Defendants’ position remains, quite simply, a “just say no” approach that does not comply with their fiduciary obligations to shareholders. Sanofi has not been authorized to commence due diligence to determine whether there is more value to Genzyme to justify a higher bid. As analyst Jeff Holford at Jefferies International stated in an August 10, 2010 interview, this due diligence is critical, particularly for biotechnology companies such as Genzyme experiencing manufacturing setbacks, which make those companies “risky” targets and “good examples of why companies should not pay any price to get those assets.” See Sanofi, Genzyme in ‘Game of Chicken’ as No Rivals Bid, Bloomberg Businessweek, August 12, 2010.
     93. Similarly, Michael Leuchten, senior research analyst and senior scientist at Barclays Capital stated in a research report: “[Sanofi] needs access to the books, manufacturing plants and correspondence with the FDA to do the appropriate due diligence.” See id. However, as Viehbacher aptly summarized, Sanofi had “essentially encountered a brick wall.” See Sanofi Extends hand to Bypass Genzyme ‘Brick Wall’, Bloomberg, August 30, 2010.
     94. Defendants’ “just say no” campaign is designed to drive Sanofi away, and it is achieving its desired effect. Indeed, Sanofi has already stated that it will not “bid against itself.” See Sanofi Said To Be Unwilling to Raise Genzyme Bid Price, Bloomberg, August 25, 2010.
     95. Additionally, Genzyme is not the only game in town. Analysts have reported that Sanofi may consider other targets, including Bausch & Lomb Inc., Allergen, Inc. and Celgene Corp., should a deal with Genzyme fail. Indeed, as reported by Bloomberg on August 25, 2010, in an article entitled Sanofi Said To Be Unwilling to Raise Genzyme Bid, Weighing Options, Sanofi has “said it plans to expand in the eye-care business.”
     96. The unreasonableness of Defendants’ actions is further evidenced by the failure of any other bidders to emerge. As Marc Booty, investment manager at Pictet Asset Management

Ltd. said in an August 10, 2010 interview with BLOOMBERG, “[w]ithout a competing bid what’s there to drive the price up?” See Sanofi, Genzyme in ‘Game of Chicken’ as No Rivals Bid, Bloomberg Businessweek, August 12, 2010.
     97. By depriving Sanofi of any due diligence and not engaging Viehbacher and Sanofi in any negotiations, Sanofi lacks the information and opportunity to increase its bid. Sanofi has “indicated it may raise its $69-a-share cash bid if Genzyme’s management would come to the negotiating table.” See Sanofi’s Viehbacher Extends Hand to Bypass Genzyme ‘Brick Wall’, Bloomberg, August 30, 2010. However, Defendants’ stubborn refusal jeopardizes any chance that Genzyme’s shareholders will have the opportunity to consider and vote on a higher per share offer by Sanofi.
     98. Moreover, Defendants are affirmatively trying to thwart Sanofi’s Tender Offer by disclosing materially misleading information to suggest that Sanofi is willing to increase the per share price of its offer so that Genzyme shareholders do not tender at $69 per share. Specifically, Genzyme’s Schedule 14D-9 discloses that at the September 20, 2010 meeting, Viehbacher purportedly proposed a negotiating price range of $69 to $80 per share for Genzyme and stated “that his proposed price range of $69.00 per Share to $80.00 per Share was manageable, but that, based on his current understanding, he could not get to $80.00 per share.”
     99. However, Sanofi adamantly denies that it offered any such price range, as detailed by the Company’s spokesperson in an October 8, 2010 Bloomberg article, entitled Sanofi Denies It Offered Genzyme a Price Range:
Sanofi-Aventis SA denied that it offered Genzyme Corp. a price range in a Sept. 20 meeting between the chief executives of the companies.
“We offered no price range,” Jean-Marc Podvin, a spokesman for Paris-based Sanofi, said in a statement read by telephone today.

“We strongly disagree with Genzyme’s characterization of the Sept. 20 meeting between our CEOs,” Podvin said. “At that meeting we made a variety of efforts to move the process forward, including discussing the merits of our $69-per-share offer and trying to understand if media reports about Genzyme’s price expectations were accurate,” he said.
“We offered no price range and Genzyme continued to refuse to engage with us on valuation,” Podvin added.
     100. Absent a deal with Sanofi, Genzyme’s share price likely will plummet to pre-announcement levels. Without another bidder in play, the shareholders will be the ones left holding the bag. As one analyst noted: “[n]o one wants to be the one holding Genzyme stock when it was down near $50, reaches near $70 and then goes down to $50 again, which would happen if Sanofi walked away.” See Sanofi, Genzyme in ‘Game of Chicken’ as No Rivals Bid, Bloomberg Businessweek, August 12, 2010. Citigroup analysts have said that were Sanofi to walk away, “Genzyme’s share would likely fall to between $50 and $55,” which is about where the stock was trading in the month leading up to the first disclosure of Sanofi’s interest. See Sanofi May Need to Pay $77 a Share for Genzyme, Bloomberg, August 31, 2010.
     101. In short, there is no reason for Defendants to simply rebuff Sanofi without any counterproposal or offer to engage in negotiations. Defendants’ actions are unreasonable and transparently designed to entrench themselves and drive Sanofi away. Under these circumstances, Defendants’ actions are in violation of Massachusetts law and constitute a breach of their fiduciary duties.

E. Defendants Fail to Disclose Material Information to Shareholders
     102. Following initiation of a tender offer, the Company is required to file a Schedule 14D-9 with the SEC disclosing material information to shareholders to enable them to make an informed decision as to whether to tender their shares, irrespective of whether the Company recommends acceptance or rejection of the tender offer. In the instant case, the Schedule 14D-9 filed by Defendants in response to Sanofi’s Tender Offer fails to meet these requirements.
(1)	Incomplete and Misleading Description of the Background and Reasons for the Recommendation of the Board
     103. The Schedule 14D-9 discloses that on August 10, 2010, the Company held a Board meeting to discuss a response to the July 29 Letter. At the August 10 meeting, representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman, Sachs & Co. (“Goldman Sachs”) discussed with the Board, among other things, “a strategy for interacting with Sanofi.” The Schedule 14D-9, however, fails to adequately disclose: (a) the proposed strategy that was being discussed at the August 10 meeting; and (b) the nature and content of the discussion relating to the proposed strategy.
     104. The Schedule 14D-9 discloses that on August 16, 2010, Credit Suisse and Goldman Sachs spoke with Termeer and Wirth on the telephone to “discuss potential alternatives for the Company.” The Schedule 14D-9, however, fails to adequately disclose: (a) what the potential alternatives for the Company are that were discussed; and (b) why the bankers were reporting the alternatives to members of management who have a direct interest in staying independent and why the bankers did not report the alternatives directly to the Board first, particularly because the non-management directors had previously retained separate counsel and recognized Termeer’s conflict.

     105. The Schedule 14D-9 discloses that on August 24, 2010, Credit Suisse and Goldman Sachs met with Evercore Partners (“Evercore”) and JPMorgan Chase & Co. (“JPMorgan”) to share “important and non-public information on the Company’s ongoing manufacturing recovery, its Value Improvement Program Initiative and previously undisclosed clinical data on alemtuzumab for multiple sclerosis.” The Scheudle 14D-9, however, fails to adequately disclose: (a) what the important and non-public information was; (b) how this information was used by Credit Suisse and Goldman Sachs to determine that Sanofi’s offer was financially inadequate; and (c) why, if this information was shared on August 24, 2010, was Sanofi requesting this information on October 4, 2010.
     106. The Schedule 14D-9 discloses that on September 9, 2010, Credit Suisse and Goldman Sachs were asked to “summarize different options available to Sanofi, as well as strategic options potentially available to the Company” at a September 9, 2010 special meeting of the Board. The Schedule 14D-9, however fails to adequately disclose what these options were.
     107. The Schedule 14D-9 discloses that the Planning Committee “instructed Mr. Termeer that during the [September 20, 2010] meeting, he should discuss the intrinsic value of the Company” with Viehbacher. The Schedule 14D-9, however, fails to adequately disclose what the “intrinsic value of the Company” means in the context of the Planning Committee’s instructions, and whether it involves any valuation or valuation range for the Company.
     108. The Schedule 14D-9 discloses that Termeer “discussed at length the intrinsic value of the Company” with Viehbacher at the September 20, 2010 meeting. The Schedule 14D- 9, however, fails to adequately disclose: (a) what the “intrinsic value of the Company” means in the context of the discussions and whether it involves any valuation or valuation range; (b) how

Termeer conveyed the “intrinsic value of the Company” to Viehbacher; and (c) how this discussion served as a response to Viehbacher’s purported proposed negotiating range.
     109. The Schedule 14D-9 discloses that Termeer focused his remarks at the September 20, 2010 meeting on “the progress the Company was making in recovering from its manufacturing interruption and resupplying the market for Cerezyme and Fabrazyme.” The Schedule 14D-9, however, fails to adequately disclose: (a) what progress was being made in recovering from the manufacturing interruption; (b) what was happening with resupplying the market for Cerezyme and Fabrazyme; and (c) how these items justified the rejection of Sanofi’s purported price range.
     110. The Schedule 14D-9 also discloses that during the September 20, 2010 meeting, Termeer discussed “the potential recovery in the Company’s financial results expected during 2011 that was not yet fully reflected in market expectations.” The Schedule 14D-9, however, fails to adequately disclose: (a) what the potential recovery expected during 2011 was; (b) why these potential results were not fully reflected in market expectations; and (c) how these items justified the rejection of Sanofi’s purported price range.
     111. The Schedule 14D-9 further discloses that during the September 20, 2010 meeting, Termeer emphasized “the substantial commercial potential of alemtuzumab in [multiple sclerosis].” The Schedule 14D-9, however, fails to adequately disclose: (a) what the substantial potential of alemtuzumab is; and (b) how this items justified the rejection of Sanofi’s purported price range.
     112. The Schedule 14D-9 discloses that the Board “instructed management to prepare and implement an aggressive program to communicate with the Company’s shareholders about the intrinsic value of the Company.” The Schedule 14D-9, however, fails to adequately disclose:

(a) a description of the “intrinsic value of the Company” in the context of the Sanofi’s Tender Offer; (b) how and when the Company’s shareholders would be informed as to the “intrinsic value of the Company”; and (c) why, when this information clearly played a large role in the Board’s recommendation, the “intrinsic value of the Company” was not revealed to the Company’s shareholders at the time.
(2)	Incomplete and Misleading Presentation of the Purported “Reasons behind the recommendation,” the Financial Advisor Opinions and Other Material Issues
     113. The Schedule 14D-9 discloses that Credit Suisse, in arriving at their negative fairness opinion, reviewed the “Company management’s financial forecasts for the Company and certain adjustments thereto.” The Schedule 14D-9, however, fails to adequately disclose: (a) what the financial forecasts are; (b) what the “adjustments thereto” are; and (c) how these forecasts and adjustments justified the banker’s negative fairness opinion.
     114. The Schedule 14D-9 discloses that Goldman Sachs, in arriving at their negative fairness opinion, reviewed the “Company management’s financial forecasts for the Company and certain adjustments thereto.” The Schedule 14D-9, however, fails to adequately disclose: (a) what the financial forecasts are; (b) what the “adjustments thereto” are; and (c) how these forecasts and adjustments justified the banker’s negative fairness opinion.
     115. The Schedule 14D-9 fails to adequately disclose any financial information from which shareholders can decide whether to tender. Specifically, the Schedule 14D-9 fails to adequately disclose any financial analysis, including any analyses and/or other valuation work done by Credit Suisse and Goldman Sachs in arriving at their negative fairness opinions.
     116. Furthermore, the Schedule 14D-9 discloses that Credit Suisse and Goldman Sachs were retained by the Company during the 2010 proxy fight. The Schedule 14D-9, however, fails to adequately disclose: (a) the fees paid to the bankers for their fairness opinions; and (b) the aggregate fees the bankers have been paid for previous Genzyme engagements that would permit shareholders to assess the financial incentives of the bankers to keep the Company independent.
     117. Genzyme shareholders cannot make an informed decision in connection with Sanofi’s Tender Offer in the absence of this information, which is being withheld by Defendants.
CLASS ACTION ALLEGATIONS
     118. Plaintiffs bring this action pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure on behalf of themselves and all other holders of Genzyme common stock (other than Defendants and any persons or entities related to or affiliated with Defendants and/or their successors-in-interest) who have been harmed and/or are threatened with harm as a result of Defendants’ wrongful conduct alleged herein.
     119. This action is properly maintainable as a class action.
     120. The Class is so numerous that joinder of all members is impracticable. As of August 30, 2010, there were 266 million shares of Genzyme common stock outstanding, which were held by individuals and entities too numerous to bring separate actions. At all relevant times, the beneficial holders of Genzyme stock have been geographically dispersed throughout the United States and internationally.
     121. There are questions of law and fact that are common to the Class and that predominate over any issues affecting only individual Class members, including, among others:
(a)	whether Defendants have fulfilled or instead have breached their fiduciary duties of due care, good faith, and loyalty to Plaintiffs and the other members of the Class;

(b)	whether Plaintiffs and the other members of the Class have been harmed by Defendants’ alleged failure to fulfill their fiduciary duties of due care, good faith, and loyalty;

(c)	whether Defendants’ refusal to engage in any negotiations with Sanofi or afford the shareholders of Genzyme the opportunity to vote on Sanofi’s offer is reasonable or instead an unreasonable response to any perceived threat;

(d)	whether Defendants’ have breached their fiduciary duties of disclosure; and

(e)	whether Plaintiffs and the Class are entitled to declaratory relief, injunctive relief or damages as a result of the wrongful conduct committed by Defendants.
     122. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     123. The prosecution of separate actions by individual members of the Class would create a risk of (a) inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or (b) adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     124. Defendants have acted or refused to act on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
     125. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein. Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

COUNT I
(Class Claim For Breach of Fiduciary Duty Against All Defendants)
     126. Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.
     127. Defendants owe Plaintiffs and the Class the utmost fiduciary duties of due care and loyalty, including the obligation to act in good faith. Defendants have failed to fulfill their fiduciary duties by rejecting all offers and approaches by Sanofi and refusing to engage in any negotiations with Sanofi or properly inform themselves of Sanofi’s offer or any higher offer that could be achieved through negotiations.
     128. Rather than engage in discussions with Sanofi, Defendants, in violation of Massachusetts law and in breach of their fiduciary duties, improperly adopted a “just say no-policy that was an unreasonable and disproportionate response to Sanofi’s proposal and a violation of the fundamental rights of Plaintiff and the Class.
     129. Defendants have further breached their fiduciary duties owed to the Class by failing to disclose in the 14D-9 all material information, or to otherwise ensure that the statements made in the 14D-9 are not materially misleading.
     130. Defendants’ breaches of their fiduciary duties have and are continuing to cause harm to Plaintiffs and the Class by, inter alia, foreclosing the opportunity to maximize shareholder value through an acquisition by Sanofi and denying shareholders the opportunity to vote on that transaction, thus impacting the shareholder franchise.
     131. Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF
     WHEREFORE, Plaintiffs pray for judgment in favor of themselves and the Class and against Defendants, as follows:
     (a) declaring that this action is properly maintainable as a class action;
     (b) declaring that the Defendants have breached their fiduciary duties to Plaintiffs and the Class by refusing to negotiate with Sanofi;
     (c) requiring Defendants to fully disclose all material information regarding the Schedule 14D-9;
     (d) awarding Plaintiffs and the Class compensatory damages, together with pre- and post-judgment interest;
     (e) awarding Plaintiffs the costs of pursuing this action, including, but not limited to, Plaintiffs’ attorneys’ fees and expenses and experts’ fees; and
     (f) awarding such other and further relief as the Court deems just and proper.

October 18, 2010	Respectfully submitted, By their attorneys,
/s/ David Pastor
David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP 63 Atlantic Avenue, Third Floor Boston, MA 02110 Phone: 617-742-9700 Fax: 617-742-9701 Plaintiffs Liaison Counsel

Jay W. Eisenhofer Michael J. Barry (BBO #638667) GRANT & EISENHOFER, P.A. 1201 N. Market Street Wilmington, DE 19801 Phone: 302-622-7000 Fax: 302-622-7100
Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
J. Daniel Albert
J. Quinn Kerrigan
BARROWAY TOPAZ KESSLER MELTZER & CHECK LLP
280 King of Prussia Road
Radnor, PA 19087
Phone: 610-667-7706
Fax: 610-667-7910

Plaintiffs’ Co-Lead Counsel Lynda J. Grant THE GRANT LAW FIRM PLLC 521 Fifth Avenue, 17th Floor New York, NY 10175 Phone: 212-292-4441 Fax: 212-292-4442
Plaintiffs’ Counsel Mark C. Gardy GARDY & NOTIS, LLP 560 Sylvan Avenue, Third Floor Englewood Cliffs, NJ 07632 Phone: 201-567-7377 Fax: 201-567-7337 Plaintiffs’ Counsel

CERTIFICATE OF SERVICE
     I hereby certify, under penalty of perjury, that on October 18, 2010, I served a copy of the foregoing Consolidated Class Action Complaint, upon all counsel on the attached Service List, via electronic mail.

/s/ David Pastor
David Pastor

SERVICE LIST

Marc Topaz
John D. Donovan (BBO #130950)	Lee D. Rudy
Robert G. Jones (BBO #630767) Rodman K. Forter, Jr.	BARROWAY TOPAZ KESSLER MELTZER & CHECK LLP
ROPES & GRAY LLP	280 King of Prussia Road
One International Place	Radnor, PA 19087
Boston, MA 02110-2624	Phone: 610-667-7706
Phone: 617-951-7000	Fax: 610-667-7910
Fax: 617-951-7075	mtopaz@btkmc.com
john.donovan@ropesgray.com	Irudy@btkmc.com
robert.jones@ropesgray.com
rodman.forter@ropesgray.com	Plaintiffs’ Co-Lead Counsel

Attorneys for Defendants	Jay W. Eisenhofer
Michael J. Barry (BBO #638667)
Theodore N. Mirvis	GRANT & EISENHOFER, PA.
William D. Savitt	1201 N. Market Street
WACHTEL, LIPTON, ROSEN & KATZ	Wilmington, DE 19801
51 West 52nd Street	Phone: 302-622-7000
New York, NY 10019	Fax: 302-622-7100
Phone: 212-403-1000	jeisenhofer@gelaw.com
Fax: 212-403-2000	mbarry@gelaw.com
TNMirvis@wlrk.com
WDSavitt@wlrk.com	Plaintiffs’ Co-Lead Counsel

Attorneys for Robert J. Carpenter, Charles L. Cooney, Douglas A. Berthiaume, Gail K. Boudreaux, Robert J. Bertolini, Victor J. Dzau, Connie Mack III, Richard F. Syron, Ralph V. Whitworth, Steven Burakoff, Eric Ende, and Dennis M. Fenton
Lynda J. Grant THE GRANT LAW FIRM PLLC 521 Fifth Avenue, 17th Floor New York, NY 10175 Phone: 212-292-4441 Fax: 212-292-4442 Igrant@grantfirm.com

Plaintiffs’ Counsel

Mark C. Gardy
GARDY & NOTIS, LLP
560 Sylvan Avenue, Third Floor
Englewood Cliffs, NJ 07632
Phone: 201-567-7377
Fax: 201-567-7337
mgardy@gardylaw.com

Plaintiffs’ Counsel

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